UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2019

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

CNOOC Finance (2013) Limited

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NOS. 333-224357 AND 333-224357-02) OF CNOOC LIMITED AND CNOOC FINANCE (2013) LIMITED TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Weizhi Xie
Name:	Weizhi Xie
Title:	Chief Financial Officer

CNOOC Finance (2013) Limited

By:	/s/ Weizhi Xie
Name:	Weizhi Xie
Title:	Chief Financial Officer

Date: September 30, 2019

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of 2.875% Guaranteed Note due 2029
4.2	Form of 3.300% Guaranteed Note due 2049
5.1	Opinion of Davis Polk & Wardwell LLP, U.S. counsel to the Company and the 2019 Issuer
5.2	Opinion of Davis Polk & Wardwell Hong Kong Solicitors, Hong Kong counsel to the Company
5.3	Opinion of Maples and Calder (Hong Kong) LLP, British Virgin Islands counsel to the 2019 Issuer